Exhibit 99.25

CONSENT OF M. TOMKINSON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated January 18, 2006 entitled “Technical Report on the Buckreef Gold Project” (the “Buckreef Report”); (2) the technical report dated January 18, 2006 entitled “Technical Report on the Mupane Gold Project” (the “Mupane Report”); and (3) the annual information form of the Corporation dated March 31, 2009, which includes reference to my name in connection with information relating to the Mupane Report and the Buckreef Report and the properties described therein.

Date: March 31, 2009

/s/ M Tomkinson
Name:	Marcus Tomkinson
Title:	Director
Company:	Epigenesis Consulting Pty Limited